Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2009	2008	2007	2006	2005
(Loss) income from continuing operations before income taxes	$(418)	$694	$1,137	$1,092	$829
Loss (income) related to equity method investees	66	(15)	(3)	(4)	(36)

	(352)	679	1,134	1,088	793
Add/(deduct):
Fixed charges	250	326	336	252	216
Interest capitalized	(32)	(55)	(49)	(32)	(30)
Distributed income of equity method investees	9	27	29	17	21
Pretax losses attributable to noncontrolling interests	11	24	1	—	(2)

(Losses) earnings attributable to Marriott available for fixed charges	$(114)	$1,001	$1,451	$1,325	$998

Fixed charges:
Interest expensed and capitalized (1)	$150	$218	$233	$156	$136
Estimate of interest within rent expense	100	108	103	96	80

Total fixed charges	$250	$326	$336	$252	$216

Ratio of (losses) earnings attributable to Marriott to fixed charges (2)	—	3.1	4.3	5.3	4.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
(2)	In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Exhibit 12

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